

Mail Stop 3561

March 24, 2008

Elizabeth McLaughlin
Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Ave.
City of Industry, California

> **Re: Hot Topic, Inc.**
> **Form 10-K for fiscal year ended February 3, 2007**
> **Filed March 28, 2007**
> **File No. 000-28784**

Dear Ms. McLaughlin:

We have completed our review of your Form 10-K and your letter dated March 14, 2008 and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Charles Bair, Esq.
Fax: (858) 550-6420